UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File No. 0-53646

Grown Rogue International, Inc. (formerly Novicius Corp).

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	Consolidated Financial Statements for Grown Rogue Unlimited, LLC for the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017, as filed on Sedar on March 1, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 5, 2019	GROWN ROGUE INTERNATIONAL, INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ J. Obie Strickler
	Name:	Obie Strickler
	Title:	President &Chief Executive Officer

Consolidated Financial Statements

Grown Rogue Unlimited, LLC

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

(Expressed in United States Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements were prepared and approved by management of Grown Rogue Unlimited, LLC. The Managing Member of the LLC reviewed and approved the consolidated financial statements.

Management is responsible for the preparation of the consolidated financial statements and believes that the consolidated financial statements represent fairly the Company's financial position and the results of operations in accordance with International Financial Reporting Standards. Management has included amounts in the Company's consolidated financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's books and records.

Signed "J. Obie Strickler"
President and CEO

Signed "Michael Johnston"
CFO

Toronto, Ontario

February 28, 2019

Independent Auditor's Report

To the Members

Grown Rogue Unlimited, LLC

We have audited the accompanying financial statements of Grown Rogue Unlimited, LLC (the "Company"), which comprise the consolidated statements of financial position as at October 31, 2018 and 2017, and the consolidated statements of operations, changes in member's deficit and cash flow for the year ended October 31, 2018 and the period from October 31, 2016 (date of incorporation) to October 31, 2017, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement , whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the fmancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the fmancial statements. The procedures selected depend on the auditors' judgment , including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Inour opinion, the consolidated financial statements present fairly, in all material respects, the consolidated fmancial position of Grown Rogue Unlimited , LLC as at October 31, 2018 and 2017, and its consolidated financial perfonnance and its consolidated cash flow for the periods ended in accordance with International Financial Reporting Standards.

Macias Gini& O'Conne ll LLP 4675 MacArthur Court. Suite 600 Newport Beach, CA 92660	www.mgocpa.com

Emphasis of a Matter

The accompanying consolidated financial information has been prepared assuming that the Company will continue as a going concern. However, as discussed in Note 4 concerning the Company's liquidity and capital resources, the Company has incurred significant losses and has deficiencies in both working capital and total capital. The accompanying consolidated financial information do not include any adjustments that might result from the outcome of this uncertainty.

Newport Beach, California

February 28, 2019

Grown Rogue Unlimited, LLC

Consolidated Statements of Financial Position as at October 31, 2018 and 2017

Expressed in United States Dollars

	2018	2017
Assets
Current Assets
Cash	$826,643	$453,199
Accounts receivable, net	252,908	31,750
Other receivable	52,843	-
Biological assets (note 6)	149,617	10,436
Inventory (note 7)	1,380,101	1,342,597
Prepaid expenses and other assets	207,582	47,940
	2,869,694	1,885,922
Property and equipment (note 8)	1,575,921	989,196
Intangible Assets (note 9)	64,974	39,373
Deferred transaction costs	855,679	-
	$5,366,268	$2,914,491

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$2,382,694	$706,667
Finance lease payable (note 10)	99,134	39,666
Convertible promissory notes (note 12)	265,277	640,065
Long-term debt (note 11)	-	502,173
Due to employee/director (note 19)	104,000	104,000
Interest payable (note 11, 12)	470,134	154,978

	3,321,239	2,147,549
Finance lease payable (note 10)	97,680	82,810
Convertible promissory notes (note 12)	1,034,099	754,517
Convertible debentures (note 13)	931,099	-
Long-term debt (note 11)	50,000	50,000
Deferred rent (note 20)	31,256	24,912
Derivative liabilities	148,500	157,000

	5,613,873	3,216,788

Members' Deficit
Members' Capital (note 14)	4,701,773	100
Subscriptions Payable (note 15)	720,516	-
Equity Component of Convertible Debentures (note 13)	132,000	-
Contributed Surplus (note 16)	2,010,489	-
Accumulated Deficit	(7,812,383)	(302,397)
		-
	(247,605)	(302,297)
	$5,366,268	$2,914,491

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Managing Member of the LLC

Signed "J. Obie Strickler" , Managing Member of the LLC

Grown Rogue Unlimited, LLC

Consolidated Statements of Operations

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

	2018	2017

Revenue	$1,932,128	$156,066

Cost of Goods Sold

Unrealized gain on changes in fair value of biological assets (note 6)	(541,352)	(985,515)
Cost of goods sold (note 7)	2,886,973	151,663
Cost of goods sold (recovery to cost of sales), net of the unrealized gain on changes in fair value of biological assets	2,345,621	(833,852)

Gross profit (loss)	(413,493)	989,918

Expenses

General and administrative (note 22)	2,707,886	1,049,655
Amortization of intangible assets (note 9)	18,762
Amortization of property and equipment (note 8)	460,046	45,926
Accretion expense (note 12)	317,827	33,191
Unit based compensation (note 16(iii))	1,049,595	-

	4,554,116	1,128,772

Loss from operations	(4,967,609)	(138,854)

Interest expense	(965,285)	(163,543)
Finance charge expense (note 16)	(1,510,489)	-
Loss on derecognition of derivative liability	(57,500)	-
Loss on disposal of property and equipment	(9,103)	-

Net loss	$(7,509,986)	$(302,397)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue Unlimited, LLC

Consolidated Statements of Changes in Members' Deficit

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

						Equity
			Seed			Component
			Round	Total		of			Total
	Common	Incentive	Preferred	Members'	Subscriptions	Convertible	Contributed	Accumulated	Members'
	Units	Units	Units	Capital	Payable	Debentures	Surplus	Deficit	Deficit
Balance - October 31, 2016	$-	$-	$-	$-	$-	$-	$-	$-	$-
Common units issued for cash (note 14)	100	-	-	100	-	-	-	-	100
Net loss	-	-	-	-	-	-	-	(302,397)	(302,397)
Balance - October 31, 2017	$100	$-	$-	$100	$-	$-	$-	$(302,397)	$(302,297)

Common units issued pursuant to conversion of notes payable (note 14)	2,152,134	-	-	2,152,134	-	-	-	-	2,152,134
Seed Round Preferred Units issued for cash (note 14)	-	-	1,300,345	1,300,345	-	-	-	-	1,300,345
Common units issued for cash (note 14)	225,000	-	-	225,000	-	-	-	-	225,000
Common units issued to service providers (note 14)	1,049,595	-	-	1,049,595	-	-	-	-	1,049,595
Unit purchase options granted (note 16)	-	-	-	-	-	-	1,510,489	-	1,510,489
Unit purchase option purchased (note 16)	-	-	-	-	-	-	500,000	-	500,000
Issuance of convertible debentures (note 13)	-	-	-	-	-	132,000	-	-	132,000
Subscription proceeds (note 15)	-	-	-	-	720,516	-	-	-	720,516
Issuance costs	-	-	(25,401)	(25,401)	-	-	-	-	(25,401)
Net loss	-	-	-	-	-	-	-	(7,509,986)	(7,509,986)
Balance - October 31, 2018	$3,426,829	$-	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$(7,812,383)	$(247,605)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue Unlimited, LLC

Consolidated Cash Flow Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

	2018	2017

Cash provided by (used in)
Operating Activities
Net loss	$(7,509,986)	$(302,397)
Adjustments for non-cash items in net loss
Amortization of property and equipment	460,046	45,926
Amortization of intangible assets	18,762
Unrealized gain on changes in fair value of biological assets	(541,352)	(985,515)
Unit-based compensation	1,049,595
Amortization of debt issuance costs	-	1,151
Accretion expense	317,827	33,191
Finance charge expense	1,510,489	-
Loss on disposal of property and equipment	9,103	-
Services settled by issuance of long-term debt	26,487	-
Loss on recognition of derivative liability	57,500	-
	(4,601,529)	(1,207,644)
Changes in non-cash working capital (note 17)	2,251,172	511,136
Net cash used in operating activities	(2,350,357)	(696,508)

Investing Activities
Purchase of intangible asset	(44,363)	(39,373)
Purchase of property and equipment	(1,055,874)	(724,807)
Net cash used in investing activities	(1,100,237)	(764,180)

Financing Activities
Members contributions	1,525,345	-
Subscriptions receivable	720,516	-
Option proceeds	500,000	-
Proceeds from long-term debt	2,649,253	1,931,755
Repayment of long-term debt	(578,250)	(17,868)
Payment of debt issuance costs	(111,746)	-
Payment of equity issuance costs	(25,401)	-
Deferred transaction costs	(855,679)	-
Net cash provided by financing activities	3,824,038	1,913,887

Change in cash	373,444	453,199

Cash - beginning of period	453,199	-

Cash - end of period	$826,643	$453,199

Supplemental cash flow disclosure
Interest paid	$128,042	$7,414
Purchase of property and equipment on account	-	37,025
Property and equipment acquired through finance leases (note 8)	158,193	134,289
Property and equipment acquired through convertible note payable	-	139,001
Prepayment of finance lease	-	4,712
Conversion of notes payable to 1854.4 common units of stock	1,909,134	-

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

1.	Nature of Operations

Grown Rogue Unlimited, LLC (the “Company”), was incorporated on October 31, 2016, under Oregon Revised Statutes 63 of the State of Oregon. The Company's registered office is located at 805 SW Broadway, Suite 2400, Portland, Oregon, 97205.

The consolidated financial statements as at October 31, 2018 and 2017, and for the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017, include Grown Rogue Unlimited, LLC and its subsidiaries (collectively referred to as the "Company"). The Company's subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; GRIP, LLC; and Grown Rogue Meds, LLC.

Grown Rogue Gardens, LLC is engaged in cannabis cultivation activities. Grown Rogue Distribution, LLC is engaged in wholesale activities; GRU Properties, LLC is engaged in real estate activities; and GRIP, LLC is engaged in intellectual property activities.

2.	Basis of Presentation

a)	Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements were approved and authorized for issuance by the managing member of the LLC on February 28, 2019.

b)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

c)	Functional and Presentation Currency

The Company and its affiliates’ functional currency is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

d)	Basis of Consolidation

The Subsidiaries are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and has the ability to affect those returns through its power over the Subsidiaries by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date control ceases. All significant inter-company balances and transactions have been eliminated upon consolidation

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

3.	Significant Accounting Policies

a)	Revenue

The Company records revenue when it has transferred the risks and rewards of ownership of the goods to the purchaser, when it has no continuing managerial involvement over the goods, when it is probable the Company will receive the consideration, and when it can reliably measure the amount of revenue and costs associated with the transaction.

b)	Inventory

Inventory is valued at the lower of cost and net realizable value. Harvested cannabis included in inventory is recognized at the fair value of the biological asset at the point of harvest. Manufactured inventory and work-in-progress includes an allocation of production overhead, which is based on normal operating capacity. The Company reviews inventories for obsolete, redundant and slow moving goods and any such inventories identified are written down to net realizable value.

c)	Cost of goods sold

Cost of goods sold includes the cost of finished goods inventory sold during the period, revaluations of biological assets at the point of harvest, and inventory write-downs during the period.

d)	Biological assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up-to the point of harvest. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated results of operations of the appropriate period.

e)	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

f)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

g)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to write off the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

As at October 31, 2018, the Company was in the process of completing construction of its warehouse facility in order to expand its cultivation and wholesale activities. The Company has capitalized the costs incurred to date on the construction-in-process asset, but as the assets were not available for use as intended by management as at October 31, 2018, amortization expense was not recorded.

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7 - 10 years on a straight line basis
Computer and office equipment	3 - 5 years on a straight line basis
Production equipment and other	5 - 10 years on a straight line basis
Leasehold improvements	15 - 40 years on a straight line basis

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

h)	Leased Assets

Leases are classified as finance leases whenever substantially all the risks and rewards of ownership of the leased asset are transferred to the Company. Leased assets are measured initially at an amount equal to the lower of fair value and present value of minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to the asset.

Assets held under other leases, where the risks and rewards of ownership are not transferred are classified as operating leases and are not recognized on the Company's consolidated statement of financial position.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

i)	Intangible Assets

Intangible assets are initially measured at cost. The useful life of intangible assets is assessed as either finite or indefinite. Following the initial recognition, intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. If impairment indicators are present, these assets are subject to an impairment review. Amortization is calculated using the straight-line method over the estimated useful lives of the intangible assets of two to three years.

j)	Impairment of Long-lived Assets

For all long-lived assets, except for intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company reviews its carrying amount at the end of each reporting period to determine whether there is any indication that those assets have suffered an impairment loss. Where such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statement of operations.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

k)	Deferred transaction costs

Deferred transaction costs represents professional fees incurred with respect to a contemplated transaction that is to be completed in a future period. The transaction costs will be recognized in profit and loss in the period in which the transaction is completed.

l)	Financial Instruments

Financial assets and liabilities within the scope of IAS 39 (Financial Instruments: Recognition and Measurement) are classified as financial assets or liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets and liabilities at initial recognition.

All of the Company's financial instruments are initially measured at fair value, with subsequent measurements dependent upon the classification of each financial instrument.

Cash is comprised of deposits held in financial institutions and undeposited cash on hand.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

l)	Financial Instruments (continued)

Financial assets are classified as fair value through profit or loss ("FVTPL") if the assets are considered to be held for trading or designated as such upon initial recognition.

Loans and receivables represent financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any losses from impairment. Loans and receivables is comprised of accounts receivable and other receivable.

Other financial liabilities are recognized initially on the date the Company becomes party to the contractual provisions of the financial instrument. Financial liabilities are recognized initially at fair value, including any directly attributable transaction costs. Subsequent to initial recognition, the Company measures financial liabilities at amortized cost using the effective interest rate method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled. Other financial liabilities include the Company's accounts payable and accrued liabilities, convertible promissory notes, and long-term debt.

The effective interest method is used to calculate the amortized cost of a financial asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that is used to discount estimated future cash receipts or payments over the expected life of the financial asset or liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Compound financial instruments issued by the Company comprise convertible promissory notes that are convertible to share capital at either the option of the holder or upon consummation of a qualifying go-public transaction. The number of shares to be issued will depend on the conversion price, which will be agreed to by the Company and the purchaser of the note. The liability component of a compound financial instrument would be recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component would be recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument would not be re-measured subsequent to initial recognition.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

l)	Financial Instruments (continued)

The Company’s financial assets and financial liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement

Cash	FVTPL	FVTPL
Accounts receivable	Loans and receivables	Amortized cost
Other receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Long term debt	Other financial liabilities	Amortized cost
Convertible promissory notes	Other financial liabilities	Amortized cost
Finance lease payable	Other financial liabilities	Amortized cost
Due to employee/ director	Other financial liabilities	Amortized cost
Interest payable	Other financial liabilities	Amortized cost
Convertible debentures	Other financial liabilities	Amortized cost

m)	Impairment of Financial Assets

An impairment loss in respect of a financial asset measured at amortized cost, such as accounts receivable and other receivable, is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the corresponding asset.

n)	Unit Based Compensation

Unit Based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

n)	Unit Based Compensation (continued)

Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black-Scholes option pricing model.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding options, if any, is reflected as additional dilution in the computation of loss per unit.

Unit Issuance Costs

Costs incurred in connection with the issuance of members' equity are netted against the proceeds received net of tax. Costs related to the issuance of members' equity and incurred prior to issuance are recorded as deferred members' equity issuance costs and subsequently netted against proceeds when they are received.

o)	Members' Capital

Members' capital consists of common units, incentive units and seed round preferred units which are classified as equity on the statements of financial position. Incremental costs attributable directly to the issuance of member's capital are recognized as deduction from equity, net of any tax effects.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

p)	Income Taxes

No provision for federal or state income taxes is included in the Company's consolidated financial statements because the tax effects of the Company's income or loss for the period from inception to December 31, 2017 are passed on to the Members. Effective January 1, 2018, Grown Rogue Gardens, LLC and Grown Rogue Distribution, LLC elected to be taxed as corporations. As such, these two entities will follow the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying amount of assets and liabilities on the statement of financial position and their corresponding tax value, using the substantively enacted tax rates expected to apply when these temporary differences are reversed. Deferred income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized. Income tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity.

Deferred tax liabilities are recognized for all temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

q)	Future Accounting Pronouncements

IFRS 9 Financial Instruments (“IFRS 9”) was issued in final form in July 2014 by the IASB, which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is currently evaluating the impact adopting IFRS 9 will have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15") was issued by the IASB in May 2014 and will replace IAS 18 Revenue, IAS 11 Construction contracts, and IFRIC 13 Customer loyalty programmes. IFRS 15 uses a control-based approach to recognize revenue, which represents a change from the risk and reward approach used under the current standard, and it applies to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts, and financial instruments. Companies can elect to use either a full or modified retrospective approach when adopting the standard, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact adopting IFRS 15 will have on its consolidated financial statements.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

3.	Significant Accounting Policies (continued)

q)	Future Accounting Pronouncements (continued)

IFRS 16 Leases ("Leases") was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. IFRS 16 now requires lessees to recognize a right of use asset and lease liability reflecting future lease payments for virtually all lease contracts. The right of use asset is treated similarly to other non-financial assets and depreciated accordingly. The lease liability accrues interest. The IASB has included an optional exemption for certain short term leases and leases of low value assets; however, this exemption can only be applied by lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the identified asset’s use and obtain substantially all the economic benefits from that use. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company is currently evaluating the impact adopting IFRS 16 will have on its consolidated financial statements.

4.	Liquidity and Capital Resources

The Company has incurred significant losses and has deficiencies in both working capital and total capital. The Company’s management continues to finance its cash needs through promissory and convertible promissory notes, and the issuance of membership units. If management is unsuccessful in its efforts to generate profitable operations and/or continue to receive financial support, the Company may not be able to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and a return to successful operations and cash flows as well as the potential issuance of members' capital. The accompanying consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.

5.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectibility of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase option issued.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

6.	Biological Assets

Biological assets consists of cannabis seeds and cannabis plants. The reconciliation of changes in the carrying amount of biological assets as at October 31, 2018 and October 31, 2017 follows:

Balance - October 31, 2016	$-
Add: Purchase of cannabis seeds	3,200
Add: Purchased mothers & clones	753
Add: Purchased cannabis plants	363,565
Change in fair value less costs to sell due to biological transformation	985,515
Transferred to inventory upon harvest	(1,342,597)

Balance - October 31, 2017	10,436
Add: Purchase of cannabis seeds	-
Add: Purchased mothers & clones	-
Add: Purchased cannabis plants	521,949
Change in fair value less costs to sell due to biological transformation	541,352
Transferred to inventory upon harvest	(924,120)

Balance - October 31, 2018	$149,617

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

•	Expected costs required to grow the cannabis up to the point of harvest
•	Expected costs associated with harvesting and selling
•	Expected yield from the cannabis plants and selling price.

The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 assets in the fair value hierarchy.

7.	Inventory

As at October 31, 2018, the Company's inventory consists of 638kg (October 31, 2017 - 609 kg) of harvested cannabis.

Balance - October 31, 2017	$1,342,597

Balance - October 31, 2018	$1,380,101

The cost of inventories included as an expense and included in cost of goods sold, excluding amortization expense was $2,886,973 (2017 - $151,663).

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017
Expressed in United States Dollars

8.	Property and Equipment

		Computer and	Production	Construction in
	Furniture and	Office	Equipment and	Progress -	Leasehold
	Fixtures	Equipment	Other	Warehouse	Improvements	Total
Cost
Balance - October 31, 2016	$-	$-	$-	$-	$-	$-
Additions	750	2,230	169,403	536,008	326,731	1,035,122
Balance - October 31, 2017	$750	$2,230	$169,403	$536,008	$326,731	$1,035,122

Additions	-	73,653	199,827	772,746	740,994	1,787,220
Disposals	750	-	12,115	730,596	-	743,461
Balance - October 31, 2018	$-	$75,883	$357,115	$578,158	$1,067,725	$2,078,881

Accumulated Amortization

Balance - October 31, 2016	$-	$-	$-	$-	$-	$-
Amortization for the year	6	145	13,133	-	32,642	45,926
Balance - October 31, 2017	6	145	13,133	-	32,642	45,926

Transfers	(6)	-	-	-	6	-
Amortization for the period	-	1,762	61,036	-	397,248	460,046
Disposals	-	-	(3,012)	-	-	(3,012)
Balance - October 31, 2018	$-	$1,907	$71,157	$-	$429,896	$502,960

Net Book Value

As at October 31, 2017	$744	$2,085	$156,270	$536,008	$294,089	$989,196
As at October 31, 2018	$-	$73,976	$285,958	$578,158	$637,829	$1,575,921

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

9.	Intangible Assets

The Company's intangible asset included amounts charged to develop the Company's website and brand positioning. The Company determined the useful lives of the assets to be 2 and 3 years, respectively. Amortization is calculated on a straight-line basis over the respective useful lives.

	Website	Branding	Total
Cost
Balance - October 31, 2016	$-	$-	$-
Additions	29,405	9,968	39,373
Balance - October 31, 2017	29,405	9,968	39,373
Additions	41,971	2,392	44,363
Balance - October 31, 2018	$71,376	$12,360	$83,736
Accumulated Amortization
Balance - October 31, 2016	$-	$-	$-
Additions	-	-	-
Balance - October 31, 2017	-	-	-
Amortization for the period	15,862	2,900	18,762
Balance - October 31, 2018	$15,862	$2,900	$18,762
Net Book Value
As at October 31, 2017	$29,405	$9,968	$39,373
As at October 31, 2018	$55,514	$9,460	$64,974

10.	Finance lease liabilities

i)	Effective July 11, 2017, and as amended on July 28, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $134,289 over a thirty-six month period for monthly payments of $4,778. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

ii)	Effective November 8, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $158,193 over a thirty-six month period for monthly payments of $5,630. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

As at October 31, 2018, the related lease liabilities are payable as follows:

	Future minimum
	lease payments	Interest	Total

Less than one year	$99,134	$25,762	$124,896
Between one and five years	97,680	8,080	105,760
	$196,814	$33,842	$230,656

As at October 31, 2018, the net book value of the growing equipment under finance lease is $218,275.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

11.	Long-term Debt

Transactions related to the Company's unsecured promissory notes during the year ended October 31, 2018, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2017	$552,173	$552,173	$14,860

Amortization of deferred financing costs	642	642	-
Settled in exchange for convertible promissory note (note )	(500,000)	(500,000)	(10,416)
Interest expense on long-term debt	-	-	6,000
Debt repayments	(2,815)	(2,815)	-

Balance - October 31, 2018	50,000	50,000	10,444

Less: current portion	-	-	10,444

Balance - October 31, 2018 net of current portion	$50,000	$50,000	$-

Transactions related to the Company's unsecured promissory notes during the period from October 31, 2016 to October 31, 2017, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2016	$-	$-	$-
12% - February 1, 2017 (i)	50,000	50,000	4,444
25% - October 1, 2017 (iii)	500,000	500,000	10,416
Other	2,815	2,815	-
	552,815	552,815	14,860
Deferred financing costs	(1,170)	(1,170)	-
Amortization of deferred financing costs	528	528	-
Interest expense on long-term debt	-	-	14,860
Balance - October 31, 2017	552,173	552,173	14,860

Less: current portion	502,173	502,173	14,860

Balance - October 31, 2017, net of current portion	$50,000	$50,000	$-

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

11.	Long-term Debt (continued)

i)	On February 1, 2017: Principal of $50,000 with simple interest accrued at a rate of 12% per annum. Interest only payments due on the following: (i) $6,000 on each of July 1, 2018 and July 1, 2019 and interest and principal payment, $56,000 due on July 1, 2020. As at October 31, 2018, accrued interest of $10,444 (2017 - $4,444) was incurred.

ii)	On October 1, 2017: Principal of $500,000 with simple interest accrued at a rate of 25% per annum. During the period ended October 31, 2018, this Company formalized this debt by way of a convertible promissory note (see note 12 (iii)). As at October 31, 2018, accrued interest of $Nil (2017 - $10,416) was incurred.

12.	Convertible Promissory Notes

Transactions related to the Company's convertible promissory notes during the year ended October 31, 2018, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2017	$1,518,391	$1,394,582	$140,118

50% - November 7, 2017 (i)	300,000	300,000	-
50% - November 14, 2017 (ii)	190,000	190,000	-
50% - November 14, 2017 (ii)	125,000	125,000	-
50% - November 14, 2017 (ii)	90,000	90,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	70,000	70,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
25% - December 15, 2017 (iii)	1,000,000	1,000,000	-
12.5% - August 1, 2018 (vii)	57,500	57,500	-
	3,425,891	3,302,082	140,118

Deferred financing costs	(55,008)	(55,008)	-
Amortization of deferred financing costs	52,286	52,286	-
Interest expense on long-term debt	-	-	822,165
Fair value of conversion option	-	(298,000)	-
Interest accretion	-	284,042	-
Exchanged	(50,000)	(50,000)	(7,500)
Repaid	(492,223)	(492,223)	(205,678)
Converted to common units	(1,537,775)	(1,443,803)	(294,330)

Balance - October 31, 2018	1,343,171	1,299,376	454,775

Less: current portion	265,277	265,277	454,775

Balance - net of current portion	$1,077,894	$1,034,099	$-

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

Transactions related to the Company's convertible promissory notes during the period from October 31, 2016 to October 31, 2017, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2016	$-	$-	$-

15% - February 1, 2017 (iv)	100,000	100,000	11,209
15% - February 1, 2017 (v)	100,000	100,000	11,209
25% - June 1, 2017 (vi)	637,775	637,775	65,816
50% - July 26, 2017 (vii)	100,000	100,000	13,185
50% - July 26, 2017 (viii)	100,000	100,000	13,185
50% - July 26, 2017 (ix)	100,000	100,000	13,185
50% - October 1, 2017 (x)	250,000	250,000	10,274
50% - October 20, 2017 (xi)	100,000	100,000	1,507
50% - October 23, 2017 (xii)	50,000	50,000	548
	1,537,775	1,537,775	140,118

Deferred financing costs	(20,008)	(20,008)	-
Amortization of deferred financing costs	624	624	-
Interest expense on long-term debt	-	-	140,118
Fair value of conversion option	-	(157,000)	-
Interest accretion	-	33,191	-

Balance - October 31, 2017	1,518,391	1,394,582	140,118

Less: current portion	640,065	640,065	140,118

Balance - net of current portion	$878,326	$754,517	$-

During the period ended October 31, 2018, the Company issued the following unsecured convertible promissory notes:

i)	Effective November 7, 2017, the Company entered into an agreement with the Company's Marketing Consultant (the "Consultant") whereby the Consultant purchased a convertible promissory note for the total principal of $300,000 with simple interest accrued at a rate of 50%. Accrued interest shall be paid in monthly installments of $12,500 until maturity. A balloon interest payment of $15,000 was due to the Consultant on day 180 and has been accrued as of July 31, 2018. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. The note does not have a prepayment option under the agreement, unless agreed to in writing by the purchaser.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

i)	(continued)

At any time prior to the maturity of the agreement, the Consultant has the right to convert all (but not less than all) of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common units of the Company at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $15,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $18,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. On June 1, 2018, the principle of $300,000 was converted into 285.70 common units of the Company as described in note 14(xvi).

ii)	Effective November 14, 2017, the Company entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrue simple interest as follows:

a)	Interest will accrue on the outstanding principal at an annual rate of 50% calculated on the basis of a year of 365 days.

b)	Should the Purchasers extend the maturity date due to a public event prior to the end of the period, the Purchaser has the right to extend the Maturity date by up to 3 months after the consummation of the public event at an annual rate of 0% following the initial period.

c)	Should purchasers extend the Maturity Date by 6 months on all but not less than all of the then-outstanding principal; provided, however the Company shall pay Holder all principal not so extended, and all accrued but unpaid interest at the end of the initial period at an annual rate of 30% calculated on the basis of a year of 365 days.

d)	Should the Purchaser extend the maturity date of this note by 18 months on not less than $10,000 of the then-outstanding principal and unpaid interest accrued under the Note at the end of the initial period; provided, however the Company shall pay Purchaser all principal and/or interest for which the maturity date is not so extended at an annual rate of 20% calculated on the basis of a year of 365 days.

The notes, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) the date on which the initial period ends (the Maturity Date) unless the Maturity Date is extended by Purchaser by 3, 6, or 18 months after the Public Event. The notes may not be prepaid, in whole or in part, prior to the Maturity Date without the prior written consent of a majority in interest of a Purchaser.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

ii)	(continued)

If at any time prior to the maturity of the notes and qualified equity financing occurs, the Purchaser has the right to convert not less than $10,000 of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of the Company at a price per unit equal to the applicable conversion price. If the Purchaser has extended the maturity date and the qualified equity financing occurs during the 18 months following the initial period, the Purchaser shall have the obligation to convert all of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non- assessable common membership until of the Company at a price per unit equal to the applicable conversion price. The conversion price represents the following:

a)	In the event of a qualified equity financing, the lower of (i) the valuation cap divided by issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of New Units issued in such qualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

b)	In the event of a public event the lower of (i) the valuation cap divided by the issued and outstanding share count immediately prior to the public event, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such Public Event; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the Initial Period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion Price under this paragraph (b) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

c)	In the event of a change of control transaction, the lower of (i) the valuation cap divided by the change of control issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid by the purchaser(s) in such change of control transaction; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (c) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); provided, further, that if a transaction or event can be characterized both as a public event and as a change of control transaction, the conversion price shall be established as if such transaction or event were a change of control transaction; or

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

ii)	(continued)

d)	In the event of a nonqualified equity financing, the lower of (i) the valuation cap divided by Issued and outstanding share count immediately prior to the nonqualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such nonqualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above). During the year ended October 31, 2018, the Company made aggregate principal repayments of $275,000. As at October 31, 2018, accrued interest of $127,915 remained unpaid.

iii)	Effective December 15, 2017, the Company entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%, payable as follows:

a)	As at October 31, 2018 interest accrued to $105,556 on the sum of $500,000, of debt previously held by the holder.

b)	Interest shall accrue from the effective date of the note on the total sum of $1,000,000 and paid in monthly installments of $20,833.33 to the holder beginning on January 15, 2018. As at October 31, 2018 none of the monthly instalments had been paid.

c)	A one-time additional interest payment equal to 5% of the unpaid principal balance payable concurrent with the 12th scheduled monthly installment payment is otherwise due. In the event the holder completed a full or partial conversion within 12 months of the effective date, the one-time interest payment shall be pro-rated as at the date of the full or partial conversion.

The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. Within the first 24 months from the effective date of the note, no prepayment will occur, except for payments of accrued interest or other payments as outlined above.

At any time prior to the 24 month anniversary of the effective date of the note, the holder has the right to fully or partially convert the outstanding principal and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of the Company at a price per unit equal to the applicable conversion price. The Conversion price represents an amount equal to the applicable conversion valuation divided by the number of issued and outstanding units of the Company at the time of conversion calculated immediately before the closing of a qualified equity financing event if the conversion is in conjunction with a qualified equity financing event.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

iii)	(continued)

If the Company consummates a going public event within the 12 months anniversary date of the note, the holder has the right to fully or partially convert the total principal outstanding at a price per unit equal to the applicable conversion price by providing written notice to the Company of its election to convert within 7 days after receipt from the Company of the financing notice. If the holder so converts, the Company will offer the holder a position as a strategic advisor to the Company for a 12 month term, which commences on the date of conversion. The holder will receive gross monthly compensation equal to $10,000 if the holder fully converts or a portion of the $10,000 equal to the ratio of the amount converted.

The conversion valuation represents the following a) $20,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $40,000,000 if the holder converts the note after 12 months of the effective date of the note, but before 24 months of the effective date of the note. As at October 31, 2018, accrued interest of $248,958 was incurred.

During the period ended October 31, 2017, the Company issued the following unsecured convertible promissory notes:

iv)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event the Company completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of the Company. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 (2017 - $11,209) was incurred. The fair value of the conversion option was estimated as $Nil.

v)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event the Company completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of the Company. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $22,438 (2017 - $11,209) was incurred. The fair value of the conversion option was estimated as $Nil.On June 15, 2018, the principle of $100,000 and unpaid interest of $20,465 were converted into 115 common units of the Company as described in note 14(xviii).

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

vi)	Effective June 1, 2017: the Company entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased a convertible non- negotiable promissory note for total principal of $637,775 with simple interest calculated at a rate of 25% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. A balloon interest payment of $30,000 was due to the Holder on June 1, 2018. On June 1, 2018, the principle of $637,775 and unpaid interest of $146,157 (which included the $30,000 balloon interest payment) were converted into 922.70 common units of the Company as described in note 14(xv).

In the event the Company completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of the Company at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction. At any time prior to the maturity of the agreement, the Holder has the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of the Company.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 12 months of the effective date of the note, but prior to the note’s maturity. As at October 31, 2017, accrued interest of $65,816 was incurred.

The fair value of the conversion option was estimated as $54,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.68%
Expected life	2.6 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

vii)	Effective July 26, 2017, the Company through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder's option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder's option to convert a maximum of $125,000 of the outstanding balances into common units of the Company at a price per unit agreed upon by the Company and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. In addition, $25,000 of accrued and unpaid interest was converted into common units of the Company as described in note 14(x)(iii). On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note has a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. As at October 31, 2018, accrued interest of $1,197 (2017 - $13,185) was incurred.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

viii)	Effective July 26, 2017, the Company through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder's option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder's option to convert a maximum of $125,000 of the outstanding balances into common units of the Company at a price per unit agreed upon by the Company and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. As at October 31, 2017, accrued interest of $13,185 was incurred. On January 31, 2018, the principle of $100,000 and unpaid interest of $25,000 were converted into 89.8 common units of the Company as described in note 14(x)(iii).

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

ix)	Effective July 26, 2017: Principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note becomes due and payable on the earlier of a) February 1, 2018 unless extended for another 6 months at the holder's option and b) the occurrence of a change of control of the Company. At the maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest balance into other convertible notes then being offered or b) extend the original term of the note for an additional 6-month period. If the holder extends the term an additional 6-months the rate of simple interest will change to 30% per annum. As at October 31, 2017, accrued interest of $13,185 was incurred. Effective January 31, 2018, the principal and unpaid interest of $25,000 were converted into 74.8 common units of the Company.

The fair value of the conversion option was estimated as $15,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.15%
Expected life	0.25 years
Expected volatility	60%
Share price	$612
Conversion price at time of conversion	$612

x)	Effective October 1, 2017: the Company entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased two convertible non-negotiable promissory note for total principal of $250,000 with simple interest calculated at a rate of 50% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. A balloon interest payment of $15,000 is due to the Holder on day 180. The note does not have a prepayment option under the agreement, unless agreed to in writing by the Holder. Effective March 31, 2018, the principal and unpaid interest of $46,250 were converted into 332.4 common units of the Company.

At any time prior to the maturity of the agreement, the Holder had the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of the Company at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

x)	(continued)

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. As at October 31, 2017, accrued interest of $10,274 was incurred.

The fair value of the conversion option was estimated as $8,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.41%
Expected life	0.92 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

xi)	Effective October 20, 2017, Principal of $100,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of the Company. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by the Company or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As of the maturity date, October 20, 2017, the maturity date was extended by 6 months and fully matured on April 20, 2018. On April 20, 2018, the maturity was extended by 6 months to October 20, 2018 with interest accrued at a rate of 30% during the extension period. The maturity date was then extended further to November 8, 2018. As at October 31, 2018, accrued interest of $40,000 (2017 - $1,507) was incurred.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.47 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

12.	Convertible Promissory Notes (continued)

xii)	On October 23, 2017, Principal of $50,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of the Company. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by the Company or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As at October 31, 2017, accrued interest of $548 was incurred. On January 26, 2018, the holder converted the original principal amount and accrued and unpaid interest of $6,458 into 34 uncertified common units of the Company.

The fair value of the conversion option was estimated as $11,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.48 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

13.	Convertible Debentures

Transactions related to the Company's convertible debentures during the year ended October 31, 2018, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2016 and 2017	$-	$-	$-

Issued during the year	1,141,060	1,141,060	7,758
Fair value of conversion option	-	(132,000)	-
Interest accretion	-	33,785	-

Less: issuance costs	(111,746)	(111,746)	-

Balance - October 31, 2018	1,029,314	931,099	7,758

Less: current portion	-	-	7,758

Balance - net of current portion	$1,029,314	$931,099	$-

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

13.	Convertible Debentures (continued)

(i) During the period ended October 31, 2018, the Company issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures will be secured by a general security agreement granting a security interest in all of the Company’s property and assets. The debentures can be converted by the holder into common units of the company at a conversion price of CAD$0.44 per Unit. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per Unit. In connection with the issuance of the convertible debentures, the Company incurred issuance costs of $111,746.

The Company has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$1,009,060
Conversion option	132,000
$1,141,060

The value of the conversion option was calculated by subtracting the net present value of the debenture from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

14.	Members' Capital

The Company is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the common unit activities for the periods ended October 31, 2018 and October 31, 2017:

			Number of
			Seed
	Number of	Number of	Round
	Common	Incentive	Preferred	Member's
	Units	Units	Units	Capital

Balance, October 31, 2016 (date of inception)	-	-	-	$-
Issued for cash proceeds (i)	7,000	-	-	100
Balance, October 31, 2017 (i)	7,000	-	-	100
Issued pursuant to conversion of promissory notes	1,854	-	-	2,152,134
Issued for cash proceeds	191	-	733	1,525,345
Issued as employee compensation (ii)	-	300	-	-
Issued to service providers	1,500	-	-	1,049,595
Issuance costs	-	-	-	(25,401)
Balance, October 31, 2018	10,545	300	733	$4,701,773

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

14.	Members' Capital (continued)

i)	During the period ended October 31, 2017, the Company issued 7,000 common units to the Company's CEO and President for proceeds of $100.

ii)	On November 27, 2017, the Company issued 300 Incentive Units to an employee of the Company.

iii)	Effective December 11, 2017, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 253 Units for total proceeds of $448,581. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

iv)	Effective December 11, 2017, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

v)	Effective December 11, 2017, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 139 Units for a total purchase price of $246,454. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

vi)	Effective December 15, 2017, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 3 Units for a total purchase price of $5,319. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

14.	Members' Capital (continued)

vii)	Effective January 5, 2018, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 170 Units for a total purchase price of $301,418. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

viii)	Effective January 26, 2018, the holder of a convertible promissory note converted the original principal amount of $50,000 and all accrued and unpaid interest of $6,458 into 34 uncertified common units of the Company.

ix)	Effective January 31, 2018, the holder of a note payable assigned 100% principal and accrued and unpaid interest to a limited liability company (the "Entity"), which is wholly owned by the holder. Through the execution of the assignment agreement, the terms within, the Entity converted the original principal amount of $100,000 and all accrued and unpaid interest of $25,000 into 74.8 uncertified common units of the Company.

x)	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

(i)	Received a return of principal of $50,000 from one of the convertible promissory notes.

(ii)	Extended the maturity date of the continuing convertible promissory not for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and

(iii)	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the Company.

xi)	Effective February 9, 2018, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 750 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

14.	Members' Capital (continued)

xii)	Effective February 9, 2018, the Company entered into a Seed Round Preferred Unit Subscription Agreement whereby the Company will issue up to 750 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement the Company issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

xiii)	Effective March 1, 2018, the Company issued 750 common units to the Company's CFO/ general counsel and 750 common units to the Company's marketing consultant. The fair value of these units was estimated to be $1,049,595 and has been expensed as unit-based compensation expense.

xiv)	Effective March 31, 2018, the holder of a convertible promissory note converted the original principal amount of $250,000 and all accrued and unpaid interest of $46,250 into 332.4 uncertified common units of the Company.

xv)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $637,775 and all accrued and unpaid interest of $146,157 into 922.70 uncertified common units of the Company.

xvi)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $300,000 into 285.70 uncertified common units of the Company.

xvii)	Between June 13, 2018 and June 15, 2018, the Company issued 190.8 common units of the Company for proceeds of $225,000.

xviii)	Effective June 15, 2018, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $20,465 into 115 uncertified common units of the Company.

15.	Subscriptions Payable

During the year ended October 31, 2018, the Company received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts. Each Subscription Receipt includes one common unit of the Company, and one purchase warrant of the Company. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of the Company at a price of CAD$0.55 per common unit for a period of two years from the time the Company completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. As of the date of these financial statements, the common units and purchase warrants had not been issued by the Company.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

16.	Unit Purchase Options

i)	During the period ended October 31, 2018, the Company granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed.

The fair value of the option of $871,230 has been expensed as a finance charge expense and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	1.710%
Expected life	5.5 months
Expected volatility	99	%*

* Based on the volatility of comparable publicly traded companies

ii)	During the period ended October 31, 2018, the Company received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise ("the Expiration Date"); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term the Company does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that the Company has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period the Company closes a Qualified Offering.

iii)	During the period ended October 31, 2018, the Company granted an option to purchase 2,000,000 common units of the Company for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed.

The fair value of the option of $639,259 has been expensed as a finance charge expense and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*

* Based on the volatility of comparable publicly traded companies

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

17.	Changes in Non-cash Working Capital

The changes to the Company's non-cash working capital for the periods ended October 31, 2018 and 2017 are as follows:

	2018	2017

Accounts receivable	$(221,158)	$(31,750)
Other receivable	(52,843)	-
Inventory	364,667	(367,518)
Prepaid expenses and other assets	(136,129)	(43,228)
Accounts payable and accrued liabilities	1,676,027	669,742
Due to employee/ director	-	104,000
Interest payable	614,264	154,978
Deferred rent	6,344	24,912
	$2,251,172	$511,136

18.	Income Taxes

(i)	Income Tax Expense

The following table reconciles income taxes calculated at combined United States federal/state tax rates with the income tax recovery in the consolidated financial statements:

		2018

Income (loss) before income taxes		$(7,509,986)

Expected income tax recovery	27.60%	$(2,072,756)
Loss (income) related to entities taxed as partnerships	(21.95)%	1,648,189
Temporary differences related to inventory valuation	0.32%	(24,262)
Non-deductible expenses	(0.39)%	29,378
Temporary differences related to cost of goods sold	(3.27)%	245,410
Unrealized gain on biological assets	1.99%	(149,413)
Losses and other deductions for which no benefit has been recognized	(4.30)%	323,454

Income tax expense (recovery)	-%	$-

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

18.	Income Taxes (continued)

(ii)	Deferred Taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

	2018	2017
Deferred Tax Assets

Start-up costs	$200,231	$-
Inventory	48,498	-
Biological asset fair value adjustment	(149,955)	-
Net operating loss carry-forwards	335,701	-
Allowance for doubtful accounts	29,485	-
	463,960	-

Deferred taxes not recognized	(463,960)	-
Net deferred tax assets	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and have been offset against deferred income tax liabilities.

As the Company operates in the cannabis industry, it is subject to the limits of United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under United States Internal Revenue Code Section 280E.

Federal and Oregon tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the United States Internal Revenue Code Section 382. The Company does not believe that a change in ownership, as defined by United States Internal Revenue Code Section 382, has occurred but a formal study has not been completed.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

19.	Related Party Transactions

During the period ended October 31, 2018, the Company incurred the following related party transactions:

i)	Through its wholly owned subsidiary, GRU Properties, LLC leased 41.92 acres of real property located in Trail, Oregon owned by the Company's President and CEO. The lease expires on December 31, 2020. Rent of $65,000 was included in facility expense for the period ended October 31, 2018 (2017 - $50,000). The Company had $5,500 (October 31, 2017 - $45,000) owing in accounts payable and accrued liabilities at October 31, 2018.

ii)	The Company incurred employee/director fees of $48,000 (2017 - $14,000) with an individual related to the Company's President and CEO. At October 31, 2018, due to employee/ director includes $14,000 (October 31, 2017 - $14,000) and accounts payable and accrued liabilities includes $12,000 (October 31, 2017 - $14,000) payable to this individual.

iii)	The Company incurred fees related to marketing and promotion services of $239,568 (2017 - $89,504) from two companies owned by the Company's Chief Strategy Officer ("CSO"). At October 31, 2018, accounts payable and accrued liabilities includes $25,054 (October 31, 2017 - $4,362) payable to these companies.

iv)	The Company incurred fees related to computer services of $Nil (2017 - $9,060) from a company owned by an individual related to the Company's President and CEO. As at October 31, 2018, accounts payable and accrued liabilities includes $Nil (October 31, 2017 - $Nil) payable to this company.

v)	Key management personnel consists of the President and CEO; Executive Vice President, CFO/General Counsel; and the CSO. The compensation paid or payable to key management for services for the periods ended October 31, 2018 and 2017 is as follows:

	2018	2017
Salaries and consulting fees	$533,568	$235,504
Unit-based compensation	$1,049,565	$-

Accounts payable and accrued liabilities at October 31, 2018 includes $94,000 (October 31, 2017 - $14,362) and due to employee/ directors includes $90,000 (October 31, 2017 - $90,000) payable to these parties.

Additional related party transactions are disclosed in notes 12(vi) and 12(x)

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

20.	Financial Instruments

i)	Market Risk

a)	Currency Risk

As at October 31, 2018, no financial assets and liabilities were denominated in a foreign currency.

b)	Interest Rate Risk

At October 31, 2018 and 2017, the Company's exposure to interest rate risk relates to long- term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

c)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company's maximum exposure to credit risk, which amounted to $1,079,551 (October 31, 2017 - $484,949) as at October 31, 2018. The allowance for doubtful accounts at October 31, 2018 is $106,443 (October 31, 2017 - $Nil)

As at October 31, 2018 and 2017, the Company's trade accounts receivable were aged as follows:

	2018	2017

Current	$131,558	$10,400
1-30 days	112,420	9,700
31 days-older	8,930	11,650
	-	-
	$252,908	$31,750

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

20.	Financial Instruments (continued)

i)	Market Risk (continued)

d)	Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2018, the Company has current assets of $2,869,694 (2017 - $2,914,491) and current liabilities of $3,321,239 (2017 - $2,147,549), which resulted in a working capital deficit of $451,545 (2017 - working capital of $766,942).

The contractual maturities of the Company's accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2 - 3

Accounts payable and accrued liabilities	$2,382,694	$-
Convertible promissory notes	265,277	1,066,144
Long-term debt	-	50,000
Convertible debentures	-	1,029,314
Due to employee/officer	104,000	-
Interest payable	470,134	-
Deferred rent	-	31,256
Finance lease	99,134	97,680
Derivative liabilities	-	109,500
	$3,321,239	$2,383,894

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

20.	Financial Instruments (continued)

i)	Market Risk (continued)

e)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, , accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

f)	Fair Value Hierarchy

A number of the Company's accounting policies and disclosures require the measurement of fair valued for both financial and non-financial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the period ended October 31, 2018 there were no transfers of amounts between levels.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

21.	Segmented information

The Company's only operating segment is the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenue were generated in the United States during the periods ended October 31, 2018 and 2017. As such, amounts disclosed in the consolidated financial statements also represent the single operating and geographical reporting segment.

22.	General and Administrative Expenses

General and administrative expenses for the periods ended October 31, 2018 and 2017 are as follows:

	2018	2017

Legal and professional	$898,599	$525,810
Salaries and benefits	791,518	200,274
Supplies	11,748	-
Facility expense	215,922	123,703
Marketing and promotion	302,401	90,673
Travel	159,848	43,611
Office expense	36,535	30,845
Utilities	49,952	-
Business license and fees	35,904	19,362
Repairs and maintenance	4,243	-
Consultants	-	9,088
Commissions	-	4,133
Research and development	5,233	-
Insurance	9,194	-
Bank fees	17,270	2,156
Bad debt	113,028	-
Miscellaneous	56,491	-
	$2,707,886	$1,049,655

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

23.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

(ii)	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

(iii)	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company's principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

24.	Definitive Transaction Agreement

On October 31, 2018, the Company, Novicius Corp. ("Novicius"), Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. entered into a definitive transaction agreement which set out the terms for the reverse take-over of Novicius by the Company and the related transactions (the “Transaction”). On the closing date of the Transaction, Novicius acquired the business of the Company and the funds raised by Grown Rogue Canada. Effective November 1, 2018, in preparation for the Transaction, Novicius completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share (a “Resulting issuer Share”) and changed its name to “Grown Rogue International Inc.”. In consideration for all of the equity interests of the Company, the unitholders and warrant holders of the Company received an aggregate of 60,746,202 Resulting Issuer Shares at a deemed price of $0.44 per share and 5,446,202 Resulting Issuer Warrants with an exercise price of $0.55 per share. The transaction closed on November 15, 2018.

Grown Rogue Unlimited, LLC

Notes to the Consolidated Financial Statements

For the year ended October 31, 2018 and the period from October 31, 2016 to October 31, 2017

Expressed in United States Dollars

25.	Commitments

a)	The Company has commitments under operating leases for its facilities and commitments under a finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount

2019	$259,384
2020	227,772
2021	20,600

b)	During the period ended October 31, 2018, the Company entered into a technology license agreement pursuant to which, the Company was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of the Company. As of the date if these financial statements, the common units had yet to be issued.

26.	Subsequent Events

Subsequent to the year ended October 31, 2018:

a)	The Company cancelled the unit purchase option disclosed in note 16(i).

An additional subsequent event is disclosed in note 24.

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